SECURITIES AND EXCHANGE COMMISSION
02018432
Washington, D.C. 20549

RECEIVED FEB 28 2002 352

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SEC FILE NUMBER
8-46451

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Aetna Investment Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

151 Farmington Avenue
(No. and Street)

Hartford (City) Connecticut (State) 06156 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Deborah Koltenuk 860-273-0842
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name — *if individual, state last, first, middle name*)

Goodwin Square, 225 Asylum Avenue (Address) Hartford (City) Connecticut (State) 06103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 15 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin A. Thomas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aetna Investment Services, LLC, as of December 31, ~~19~~ XX 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Manager
Title

Notary Public
My Commission Exp. Oct. 31, 2006

DENISE M. NOWAKOWSKI NOTARY PUBLIC CONNECTICUT

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ernst & Young
Ernst & Young LLP
Goodwin Square
225 Asylum Street
Hartford, Connecticut 06103
Phone: (860) 247-3100
www.ey.com

Report of Independent Auditors

The Board of Directors
Aetna Investment Services, LLC

We have audited the accompanying statement of financial condition of Aetna Investment Services, LLC (the "Company") as of December 31, 2001, and the related statement of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aetna Investment Services, LLC at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 13, 2002

AETNA INVESTMENT SERVICES, LLC

Financial Statements and Schedules
(with Report of Independent Auditors thereon)

December 31, 2001

AETNA INVESTMENT SERVICES, LLC

Statement of Financial Condition
as of December 31, 2001

Assets		
Cash	$	11,629,562
Other receivables		668,489
Receivable from affiliate		1,987,121
Other assets		829,390
Total assets	$	15,114,562
Liabilities and Member's Equity		
Liabilities:		
Accounts payable	$	231,054
Accrued expenses and other liabilities		1,846,118
Total liabilities		2,077,172
Member's Equity:		
Member's capital		1,000
Member's earnings		13,036,390
Total member's equity		13,037,390
Total liabilities and member's equity	$	15,114,562

See Accompanying Notes to Financial Statements.

AETNA INVESTMENT SERVICES, LLC

Statement of Income
For the year ended December 31, 2001

Revenue	
Commissions	$ 154,168,726
Fee income	76,518,068
Total revenue	230,686,794
Expenses	
Commissions	150,363,097
Operating expenses	69,910,492
Licenses and fees	618,897
Total expenses	220,892,486
Net income	$ 9,794,308

See Accompanying Notes to Financial Statements.

AETNA INVESTMENT SERVICES, LLC

Statement of Changes in Member's Equity

	Member's Capital	Member's Earnings	Total Member's Equity
Balance at December 31, 2000	$ 133,533	$ 3,414,693	$ 3,548,226
Net income	-	9,794,308	9,794,308
Return of capital (1)	(132,533)	(172,611)	(305,144)
Balance at December 31, 2001	$ 1,000	$ 13,036,390	$ 13,037,390

(1) Refer to note 4

See Accompanying Notes to Financial Statements.

AETNA INVESTMENT SERVICES, LLC

Statement of Cash Flows
For the year ended December 31, 2001

Cash flows from operating activities:		
Net income	$	9,794,308
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in receivable from affiliate		(199,248)
Increase in other receivables		(795,571)
Net change in income tax accounts		(420,378)
Net decrease in other liabilities and other assets		332,335
Net cash provided by operating activities		8,711,446
Cash flows from financing activities:		
Return of capital		(305,144)
Net cash used for financing activities		(305,144)
Increase in cash		8,406,302
Cash at beginning of year		3,223,260
Cash at end of year	$	11,629,562
Supplemental cash flow information:		
Income taxes paid to Parent	$	256,070

See Accompanying Notes to Financial Statements.

Notes to Financial Statements
December 31, 2001

1. Organization and Nature of Business

Aetna Investment Services, LLC (the "Company") is a single member limited liability company of which Aetna Life Insurance and Annuity Company ("ALIAC") is the sole member. ALIAC is a wholly owned subsidiary of Aetna Retirement Holdings, Inc., which is a wholly owned subsidiary of Aetna Retirement Services, Inc. whose ultimate parent is ING Groep N.V. ("ING").

The Company is registered with the Securities Exchange Commission ("SEC") as a broker/dealer and as an investment advisor. It is a member of the National Association of Securities Dealers, Inc. ("NASD") and is also registered with the appropriate state securities authorities as a broker/dealer. The principal operation of the Company is acting as underwriter for ALIAC's manufactured products, as well as the sale of fixed and variable annuities and mutual funds through its registered representatives.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financials statements have been prepared in accordance with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Revenue and Expense Recognition

Commission revenues, which reflect gross commissions on products sold, and fee income are recorded as revenue when earned. Commission expenses, which reflect compensation to agents/brokers for products sold, operating expenses and licenses and fees are recorded when incurred.

Cash

Cash represents cash on deposit.

2. Summary of Significant Accounting Policies (continued)

Related Party Transactions

The Company received commissions and fee income of approximately $214 million from ALIAC and its affiliates for sales of fixed and variable annuities, mutual funds, and other manufactured products.

Substantially all of the administrative and support functions of the Company are provided by ALIAC and its affiliates. The financial statements reflect allocated charges for these services based upon measures appropriate for the type and nature of service provided. The Company is directly responsible for certain expenses, including regulatory fees.

Receivables and payables with ALIAC and its affiliates are settled in cash on a regular basis.

3. Income Taxes

The Company is a single member limited liability company. For income tax purposes, the Company is not treated as a separate taxable entity. Member income, gains, losses, deductions and credits are includable in the federal income tax return of the member (ALIAC), whether or not an actual cash distribution is made to such member during their taxable years. Certain items will be deducted in different periods for tax purposes from those used for financial reporting purposes.

4. Benefit Plans

The Company utilizes the employees of ING and its affiliates, primarily ALIAC. The following is a discussion of benefit plans as they apply to ALIAC. There were no benefit plan charges to the Company associated with those employees of ALIAC for the year ended December 31, 2001.

Employee Pension Plans - Prior to December 31, 2001, ALIAC, in conjunction with ING, had a qualified defined benefit pension plan covering substantially all employees. The plan provided pension benefits based on a cash balance formula, which credited employees annually with an amount equal to a percentage of eligible pay based on age and years of service as well as an interest credit based on individual account balances. Contributions were determined using the Projected Unit Credit Method and were limited to the amounts that are tax-deductible. The accumulated benefit obligation and plan assets were recorded by ALIAC. As of the measurement date (i.e., January 1, 2001), fair value of plan assets exceeded projected benefit obligations.

4. Benefit Plans (continued)

As of December 31, 2001, ING America Insurance Holdings, Inc. established a new qualified defined benefit pension plan covering substantially all employees. Accordingly, the Company transferred $469 thousand of net assets ($305 thousand after tax) related to the legacy qualified defined benefit pension plan to ING North America Insurance Corporation, the new plan sponsor. The Company reported this transfer of net assets as return of capital which is reflected as $132 thousand reduction to member's capital and a $173 thousand reduction to member's earnings. The new plan's benefits are based on years of service and the employee's average annual compensation during the last five years of employment. Contributions are determined using the Projected Unit Credit Method and are limited to the amounts that are tax-deductible.

ALIAC, in conjunction with ING, also has a non-qualified defined benefit pension plan covering substantially all employees. The plan provides pension benefits based on a cash balance formula, which credits employees annually with an amount equal to a percentage of eligible pay based on age and years of service as well as an interest credit based on individual account balances. Contributions are determined using the Projected Unit Credit Method. The Company has recorded its share of the unfunded accumulated benefit obligation, $277 thousand, on the Statement of Financial Condition.

Employee Post Retirement Benefits - ALIAC, in conjunction with ING, provides certain health care and life insurance benefits, for retired employees. A comprehensive medical and dental plan is offered to all full-time employees retiring at age 45 with 10 years of service. There is a cap on the portion of the cost paid by ALIAC relating to medical and dental benefits. Retirees are generally required to contribute to the plans based on their years of service with ALIAC.

Agent Pension Plans - ALIAC, in conjunction with ING, has a non-qualified pension plan covering certain agents. The plan provides pension benefits based on annual commission earnings. As of the measurement date (i.e., January 1, 2001), the projected benefit obligation exceeded the fair value of plan assets.

Agent Postretirement Benefits - ALIAC, in conjunction with ING, also provides certain health care and life insurance benefits for certain agents.

Incentive Savings Plan - Substantially all employees are eligible to participate in a savings plan under which designated contributions, which may be invested in certain investments are matched up to 5% of compensation by ING.

5. Net Capital

The Company is subject to the "SEC" Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had a ratio of aggregate indebtedness to net capital of .20 to 1 and net capital of $10,245,879, which was $10,107,401 in excess of its required net capital of $138,478.

AETNA INVESTMENT SERVICES, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2001

NET CAPITAL:	
Total member's equity	$13,037,390
Less: non-allowable assets	2,791,511
Net capital	$10,245,879
Aggregate indebtedness	$ 2,077,172
Net capital requirement (greater of 6 2/3 % of aggregate indebtedness which is $138,478 or $100,000)	138,478
Excess of net capital over minimum required	$10,107,401
Ratio of aggregate indebtedness to net capital	.20 to 1

Note: Net Capital and Aggregate Indebtedness as reported on Form X-17A-5 Part II are not different from the amounts reported above.

AETNA INVESTMENT SERVICES, LLC

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3

December 31, 2001

The Company is an introducing broker/dealer who clears all funds through a clearing broker/dealer on a fully disclosed basis and is exempt from Rule 15c3-3 under section (k)(2)(ii).

Ernst & Young

Ernst & Young LLP
Goodwin Square
225 Asylum Street
Hartford, Connecticut 06103

Phone: (860) 247-3100
www.ey.com

Independent Auditor's Report on Internal Control Required by Securities Exchange Commission (SEC) rule 17a-5

The Board of Directors of
Aetna Investment Services, LLC

In planning and performing our audit of the financial statements of Aetna Investment Services, LLC (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 13, 2002